Exhibit 99.2

Excerpts from AmerisourceBergen’s Recorded Presentation at the 33rd Annual JP Morgan Healthcare Conference
Originally presented January 13, 2015, 3:00 pm PST

Participants

Lisa Gill, Healthcare Technology and Distribution Analyst at JPMorgan
Steve Collis, President and CEO of AmerisourceBergen
Tim Guttman, Executive Vice President and CFO of AmerisourceBergen

MS. GILL:   Good afternoon.  My name is Lisa Gill, and I'm the healthcare technology and distribution analyst with JPMorgan.  It is with great pleasure this afternoon that I introduce AmerisourceBergen.  They announced a transaction earlier this week where they will buy MWIV, which is an animal health distribution company.  Due to that, we are now restricted on the stock.  But I wanted to turn it over today to Steve Collis, CEO.  Also presenting today will be Tim Guttman, CFO.  We ask that everyone hold their questions until we can take them in the Georgian Room across the hall.  So with that, let me turn it over to Steve.

MR. COLLIS:   * * *

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This week of course we had some exciting news.  I think it took just about everyone by surprise.  We announced a $2.5 billion acquisition.  This is significant for AmerisourceBergen.  We've not been a big M&A driven company.  We've done smart I think thoughtful investments of our capital, we've done a lot of share buybacks, but certainly we think about the returns on the share buybacks not being as interesting at the P/E levels we're at and the stock levels we're at and we've always had as a first prize thoughtful capital deployment into smart acquisitions.  So we like this very much.  We like the animal health space.  There is a strong overlap with the supplier base that AmerisourceBergen currently contracts with.  We like the fact that it's a cash market.  MWI is, like us, very leveraged to the US market, which has been a good place to be, and we are very intrigued by the level of services that MWI provides to their customers.  It makes it very sticky.  They are well regarded, they are a trusted source of not only products, but also trade terms and information systems to their customers.  On the production side they do some very unique value added services around parasiticals and stock feeds, so this is a great partner for us and a new platform for us as we look at expanding the portfolio of AmerisourceBergen.

MWI is the Company that we chose because they're a pure play company in the space.  They service both the companion and the production animal market.  We found them to be a very high quality company.  As you go through the diligence process you get to learn a lot about the company that you'll be combining with and we have been very impressed with the management team, with their customer relations, with their industry record, and in fact almost everyone we've met with at this conference has been most complimentary about the company and their track record.  Every metric that we track on the company since they went public about six years ago is very positive, over 20 percent, and that includes compound revenue growth, compound EBITDA and operating earnings.  So it's a very impressive company and a great addition to the AmerisourceBergen family.

So just going back to the global environment, how do we think about our business?  We really look at our business from a global sourcing and distribution services.  This is a lot what we do both in our Chesterbrook location, our Frisco location, but particularly now AmerisourceBergen Switzerland, which is based in Bern, so we look at providing pharmacy solutions for our customers, provider solutions.  Very much like MWI does, we have solutions like Good Neighbor Pharmacy, our Good Neighbor Pharmacy provider network, our ION contracting organization which helps oncologists manage through their business challenges and contract with a brand of pharmaceutical manufacturers, four products that will be launched into community oncology, and we have a strong manufacturer solutions business that helps maximize product success at every stage of the product life cycle.  So at AmerisourceBergen we think of ourself as improving product access, as increasing supply chain efficiency and enhancing human and animal patient care.  One of our board members said, is an acquisition of MWI off-mission for you?  And my answer was really we just have to expand the definition of the patients we serve to include animal patients as well.  And certainly the manufacturers are the same and a lot of the provider considerations are very, very similar.  So we really do think it's a great add for us and in addition we've been able to uncover some we think very beneficial synergies that we will be able to deploy over the next few years.  So a lot of the questions about AmerisourceBergen from investors, you've got mid-teens growth guidance, how will you carry on driving that performance and really we will do it through our knowledge reach and partnership, our expertise in pharmaceutical distribution, commercialization and consulting, our global reach in sourcing, distribution and manufacturer services and our innovative collaborations and partnering with manufacturers and providers, and we also like to think of ourselves as being a good destination for companies that want a strong health care partner, that want to invest, want someone to invest in their business that is interested in enhancing their innovation, their customer experiences, and very much like the agreement we did with our friends in Brazil.

So with that, I will turn it over to Tim who is my CFO and partner in building up AmerisourceBergen.  Thank you.

MR. GUTTMAN:  Thanks, Steve.  Good afternoon, everyone.  It's a pleasure to be here.  I just have a few financial slides to run through.

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Steve talked about the big news from yesterday, the acquisition of MWI last year in their fiscal '14 which ended in September, about $3 billion in annual revenue.  You know, that's probably about 90 percent US, about 10 percent from the UK, and in terms of mix it's probably just about 50/50 between companion and also production.  So it's a nice balance between both important segments in animal health.

We guided yesterday that we expect to close the transaction in March.  That means that we will have them in our results for two quarters, our June quarter and September quarter.  We expect to have accretion this year of about eight cents, and if you look at the asterisk in fine print it's really 10 cents, but because we're going to use some cash, we'll scale back our share repurchases that we're going to do, that will cost us -- - that will be a little bit of a drag of about two cents, so it's really 10 cents from that acquisition, two cents less from the benefit from buyback, about eight cents less -- about eight cents net to our second half to our financials to our guidance for fiscal '15.

We also guided that we expect to have synergies ramping, and fiscal '18 is our third full fiscal year, so by the third year $50 million.  Nothing -- the eight cents does not include synergies for this year in '15.  Synergy is mostly, probably I'd say, you know, probably from procurement and sourcing and the benefits of scale, and then also from just also certain expense categories that we think that we can save in terms of, you know, typical things that you would think of, scale being freight, insurance, goods not for resale and probably just public company costs.  So pretty good synergies on their base of business, and again we expect them to continue to ramp some after fiscal year '18.  We're really attracted to the business.  You know, it's a unique property, class A property.  I would say it's a terrific business in a very great sector, again with very good growth prospects.  It will enhance our margin.  We believe that it -- they tend to grow also in about the mid-teens for EPS just like we do, so it's definitely -- it will help us keep that going and sustain it, and we're, you know, we're just thrilled to have them as part of our AmerisourceBergen team.

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So that's all I have.  Thank you for your interest in ABC.  We appreciate it.  Thank you.

QUESTION AND ANSWER SESSION

QUESTIONER:   Obviously you made a big announcement this week.  I guess my first question would be as you think about the animal health business and you think about some of the synergies in the animal health business, I did have a chance to listen to the conference call, but maybe if you could reiterate to the audience where you see some of those synergies, obviously purchasing with the manufacturers makes sense, but do you see any distribution opportunities to consolidate distribution?

MR. COLLIS:  So the question is really around our distribution operations, and we are in a fortunate position that in our core drug wholesale business, we're actually pretty close to capacity.  We're looking to maybe even do some more capital investment there at the time.  We just put in a large distribution center at Orlando, which is our seventh greenfield essentially.  We bought six greenfields off of the merger.  So MWI -- Roscoe is our code name, that's my French bulldog so I keep on wanting to say Roscoe, but I have to get over that now and talk about MWI.  MWI has 22 distribution centers.  The SKV's are pretty different, they have 25 thousand.  We have a couple of our folks who were involved in the diligence that went into some of their production animal sites, and those are very different.  They have big vats and they've been looking at more chemical products.  So you know, we don't really see an opportunity to integrate the distribution.  However, I think AmerisourceBergen has a real expertise at this, and they recently implemented the WMS system that we use, so we feel that we can help and maybe accelerate some efficiencies in there.  But you know, most of the synergies will really come from global sourcing, you know, some expense savings around public company expenses, probably have new freight contracts, so definitely a lot of benefits that we'll be expecting from being part of a larger platform.

QUESTIONER:  Four years ago I covered a company, and I haven't covered animal distribution in a long time, but at that time there was a lot of talk about opportunities in the generic world for animal products.  Did that come to fruition?  Do you see opportunities in generics for animals on the production as well as on the companion side?

MR. COLLIS:  You know, one the many positives about the business is it doesn't have the reimbursement pressures, and in fact the generic business is not as big as we thought before we started doing diligence.  It's about a $100 million overlap on the human generic side.  But the end products are not as expensive as the products that we're used to dealing with.  And you know, I think there will be more of an opportunity.  We're very interested in the private label opportunities.  We're interested in using our hospital unit dose business, our Bluepoint private label, and of course they already have a lot of well advanced strategies.  But I think generics is really what gets Tim excited, so do you want to comment?

MR. GUTTMAN:  Yeah, just like on the human side, maybe over time it will become a bigger part of the business.  It's really not right now.  But we still think there is some overlap between the human generics and how they buy and how we buy, and that's one of the synergies that we called out.  And as Steve mentioned, the private label we think is a good opportunity.  They have their private label VetOne, it's doing well, it's ramping well, but we think we're pretty good at what we do in private label, Bluepoint, and we think there's some scale and benefits there to help grow that even faster.

MR. COLLIS:  We like the diagnostic aspects of the business.  The demographics of pets are increasing even more than humans.  So Tim was saying, remember my predecessor Dave Yost used to say people live longer, the more drugs they take; the longer they live, the more pets they buy, the longer their pets live.

MR. GUTTMAN:  Yeah, there is a crazy statistic that when people become empty nesters they get a pet right away, and then you have to care for the pet, so we really like a lot of the trends.

MR. COLLIS:  And some, like our head of investor relations have six horses and a couple of mules, so she's a great proponent of the MWI position.

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QUESTIONER:  It certainly would seem to extend the platform ... but how do you think about the risks that the veterinary businesses may turn out to be much different from human than you're thinking today and it proves to be a distraction during a time when there's an awful lot of change going on in your industry already?  How did you get persuaded that the timing was right and that it really was close enough?

MR. COLLIS:  So the question is around how do you think about any downsides to the vet business and could it be a distraction to your core business.  So you know, one of the things, we've had a lot of questions, we've had a lot of meetings, this is a fantastic conference, Lisa, I don't think there's anything else quite like it, as you well know, and I'm sure everyone tells you, but we had a lot of questions today around does this tell us something about your core business.  And you know, we have five and a half thousand people that work in our core drug wholesale business.  They're going to carry on executing on the generic strategies, the generic compliance with our independence, they're going to keep on growing Good Neighbor Pharmacy, they're going to keep on getting new customers, renewing our contracts.  Our specialty group is very focused on biosimilars and that opportunity, and you know, the shift to specialty products into different sites of care.  So they're going to be very focused on this, and we see this as a new portfolio that Jim Cleary, who really is one of the most capable executives I've come across and is universally respected, he will head that up for us.  He's very interested in staying with the company, he's surrounded by a very capable team.  We like the demographics of this business, it's growing at about six percent.  We have measured the performance of MWI, you know, throughout the six years they've been public, so it's actually a bit longer than that.  It's pretty remarkable by any measure, they have grown at over 20 percent, whether it's EPS, EBITDA, revenues, they really are a strong performer in a strong industry, and there's a lot of opportunities for them to carry on adding market share with about 40 percent of the companion animal market still being in private regional hands.  So we think there could be opportunities there as well.  But I think it will work out very well, but certainly there is always opportunities in today's world with lots of capital being available.  If it doesn't, but that's absolutely not even on our radar, we're very confident this is going to be a great add to the AmerisourceBergen portfolio.

QUESTIONER:  How long has Jim agreed to stay on for?

MR. COLLIS:  You know, he's an interesting guy, works without a contract right now, and he's just very happy, and he's -- he loves the business, he's well regarded.  I think he's a legend in that business.  I think there was a $1 million EBIT when he took over as president, and it's now around 150 million.  So he's done a fantastic job, and we think he will -- he's had 38 quarters as CEO, so he's said that that's quite enough and he's very happy to stay and grow the business, and particularly look at the international opportunities, which are many, and he's very interested in, so --

QUESTIONER: What have you guys been doing in terms of purchasing with some of the suppliers and areas of overlap in the animal business, and who will be heading that?

MR. COLLIS: You know, certainly I think Peyton Howell, in charge of our global supplier relationship, so we don't think this will be any different.  I mean, we haven't got deep into the integration plans in that, but she will be very involved.  But a lot of it is local market decisions, and certainly James Frary heads up our specialty group, and his team, whether it's oncology supply people, ASD people, they're also very involved.  So we have a really good mix.  And I think one of the things that's unique about AmerisourceBergen, our management team is extremely collaborative, actually really enjoys working together and I think communicates very effectively with one another, so you know, you'd expect that they'll fit right into that.

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QUESTIONER:  Steve, you versus Dave back in the day -- you've done a lot more M&A focus over the last few years you've been here.  It's kind of built up over time like you mentioned in terms of the size of the deal.  Do you see now going forward, is there a bit of a change in terms of trying to layer on other segments or opportunities?

MR. COLLIS:  Well, I think we're still very committed to strong internal growth projects.  We've got a lot of opportunities to do more with our WBA partners.  You know, I think we have strong return on investor capital criteria.  We expect that, you know, MWI is a little bit challenging for that.  They certainly were a scarce commodity in terms of their profile and they've been very, very well regarded by the Street for a long time, so we would like to bring that into line with our return in investor capital, but we stand by the acquisition and we think there is an opportunity to add to the platform with some thoughtful M&A, and some of that M&A will be with a lot of synergies because they already are in that space, and of course there will be more type of, you know, vertical -- horizontal opportunities.  So I don't think that we've really wandered too far.  I think Dave would have supported all of the acquisitions we did.  You know, he was very interested in a couple of acquisitions that sometimes the timing just doesn't work out, and certainly here the timing has worked out well.  But you know, we've done, in my tenure it's $2.5 billion, but also recovering the warrants that we've issued to our partners, so there's actually over $3 billion.  So it's not like we've been asleep at the wheel on share buybacks or anything as well.

MR. GUTTMAN:  Yeah, I would just say, Steve, that you know, again, you know, I think MWI is really more of an extension with that manufacturer overlap and sourcing and procurement, some of the other things that are out there that are really adjacencies like med-surg or dental really just have a whole different, you know, business model with different manufacturers, and we just, you know, there's no overlap there for us, they're just different.  So I think we want to stick to our capabilities, which you know, moving a prescription drug to a provider, that's what we do really well, and that's what we'll, you know, we'll take a look at in terms of M&A opportunities.

MR. COLLIS:  Yeah, I think as we got more and more into the MWI diligence, I mean, the two things that impressed on us is the opportunity to do more services to providers, and they're already doing a good job, but there is a lot of analogies there to Good Neighbor Pharmacy and ION and some of our businesses there, and in particular the opportunity to do the global manufacturer services.

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(END OF WEBCAST)

Forward-Looking Statements

This material may contain forward-looking statements concerning AmerisourceBergen Corporation (“AmerisourceBergen”), MWI Veterinary Supply, Inc. (“MWI”) and the proposed transaction, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which AmerisourceBergen or MWI operates and in AmerisourceBergen’s future operating results relating to the potential benefits of a transaction with MWI and the ability of AmerisourceBergen and MWI to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the transaction set forth in the merger agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of  AmerisourceBergen and MWI and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; other risks and uncertainties pertaining to the respective businesses of AmerisourceBergen and MWI detailed in their respective filings with the Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the respective businesses of AmerisourceBergen and MWI, particularly those mentioned in the risk factors and other cautionary statements in each parties’ respective 2014 Annual Report on Form 10-K and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. AmerisourceBergen and MWI expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

The tender offer for the outstanding common stock of MWI has not yet commenced. This material is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of MWI common stock. At the time the tender offer is commenced, AmerisourceBergen will file a tender offer statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and MWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. MWI’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the tender offer that MWI’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of MWI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, by directing a request to AmerisourceBergen at Investor Relations, AmerisourceBergen, 1300 Morris Drive, Chesterbrook, PA 19087 or from MWI at www.mwivet.com.

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